                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            Republic Bancshares, Inc.
              -------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $2.00 par value
              -------------------------------------------------------
                         (Title of Class of Securities)


                                  759929102000
              -------------------------------------------------------
                                 (CUSIP Number)


                            Jacques K. Meguire, Esq.
                          Sonnenschein Nath & Rosenthal
                                8000 Sears Tower
                             Chicago, Illinois 60606
                                 (312) 876-8000
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)
              -------------------------------------------------------

                               September 22, 1999
              -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                          (Continued on following page)

Page 1 of 9 Pages                                      Exhibit Index at page N/A

CUSIP NO. 759929102000                                         Page 2 of 9 pages

    1      NAME OF REPORTING PERSON........................................ George P. Bauer
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                       (a)[ ]
                                                                                   (b)[X]

    3      SEC USE ONLY


    4      SOURCE OF FUNDS*................................................          PF


    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)..................................         [ ]


    6      CITIZENSHIP OR PLACE OF ORGANIZATION............................        U.S.


         NUMBER OF             7    SOLE VOTING POWER......................     279,700
           SHARES
        BENEFICIALLY
          OWNED BY             8    SHARED VOTING POWER....................         -0-
            EACH
         REPORTING
           PERSON              9    SOLE DISPOSITIVE POWER.................     279,700
            WITH

                               10   SHARED DISPOSITIVE POWER...............         -0-


    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY
            EACH REPORTING PERSON..........................................     279,700


    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                                [ ]


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)..............        2.7%


    14     TYPE OF REPORTING PERSON*.......................................          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 759929102000                                         Page 3 of 9 pages

    1      NAME OF REPORTING PERSON........................................ Harrison I. Steans
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                       (a)[ ]
                                                                                   (b)[X]


    3      SEC USE ONLY


    4      SOURCE OF FUNDS*................................................          PF


    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)..................................         [ ]


    6      CITIZENSHIP OR PLACE OF ORGANIZATION............................        U.S.


        NUMBER OF              7     SOLE VOTING POWER.....................     356,444
          SHARES
       BENEFICIALLY
         OWNED BY              8     SHARED VOTING POWER...................         -0-
           EACH
        REPORTING
          PERSON               9     SOLE DISPOSITIVE POWER................     356,444
           WITH

                               10    SHARED DISPOSITIVE POWER..............         -0-


   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
            EACH REPORTING PERSON..........................................     356,444


   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                                [ ]


   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)..............        3.4%


   14      TYPE OF REPORTING PERSON*.......................................          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 759929102000                                         Page 4 of 9 pages


ITEM 1.       SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to the Common Stock, par value $2.00 per share ("Common Stock"), of the Republic Bancshares, Inc., a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are located at 111 2nd Avenue N.E., St. Petersburg, Florida 33701.

ITEM 2.       IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed jointly on behalf of George Bauer ("Mr. Bauer") and Harrison I. Steans ("Mr. Steans" and together with Mr. Bauer, the "Filing Persons"). The Filing Persons are both U.S. citizens.

         Mr. Bauer is the President and Chief Executive Officer of the G.P.B. Group, Ltd., a privately-held investment banking and consulting firm. The business address of Mr. Bauer and G.P.B. Group, Ltd. is 128 Dunning Road, New Canaan, Connecticut 06840.

         Mr. Steans is Chairman of the Board of Financial Investments Corp., a private equity investment firm specializing in real estate and financial services. The business address of Mr. Steans and Financial Investments Corp. is 405 N. Wabash Avenue, River Plaza 2 East, Chicago, Illinois 60611.

         During the last five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The Filing Persons intend to consult with each other from time to time and exchange information concerning the Issuer, their respective investments in Common Stock and their discussion with management, directors and other security holders of the Issuer. Accordingly, the Filing Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act"). The Filing Persons expressly disclaim that they have agreed to act as a group other than as specifically described in this Statement.

         Information with respect to each of the Filing Persons is given solely by such Filing Person, and no Filing Person assumes responsibility for the accuracy or completeness of information given by another Filing Person. By their signatures on this Statement, each of the Filing Persons agrees that this Statement is filed on behalf of such Filing Person.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Bauer has acquired 279,700 shares of Common Stock in open market transactions and utilized personal funds in the aggregate amount of $4,162,387 for such acquisitions.

CUSIP NO. 759929102000                                         Page 5 of 9 pages


         Mr. Steans has acquired 312,000 shares of Common Stock in open market transactions. He has also acquired $800,000 principal amount of the Issuer's 7% Convertible Subordinated Debentures Due 2014 (the "Convertible Debentures") in a private offering by the Issuer. Mr. Steans utilized personal funds in the aggregate amount of $5,493,712 for such acquisitions.

ITEM 4.       PURPOSE OF TRANSACTION.

         Each of the Filing Persons acquired and continues to hold the shares of Common Stock reported herein for investment purposes. Each Filing Person expects to continuously review his investment in the Issuer and, depending on market conditions and other factors that he may deem material to his investment decision, may at any time or from time to time:

         - subject to all required regulatory approvals, acquire from time to time on the open market, in privately-negotiated transactions, or directly from the Issuer additional shares of Common Stock or other securities convertible into or exercisable or exchangeable for Common Stock,

         - sell or otherwise dispose of from time to time all or part of the Common Stock or such other securities he owns or may subsequently acquire, or

         -    change his investment intent.

In addition, each Filing Person may discuss with the Issuer's management, directors and other shareholders (including any other Filing Person) the Issuer's performance, business, strategic direction, prospects and management, as well as various ways of maximizing stockholder value. In the event of a material change in the present plans or intentions of the Filing Persons, the Filing Persons will amend this Schedule 13D to reflect such change.

         Except as disclosed above, the Filing Persons do not have any plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

         As of the close of business on September 29, 1999, Mr. Bauer beneficially owned an aggregate of 279,700 shares of Common Stock. Such beneficial ownership represents approximately 2.7% of the shares of the outstanding Common Stock.

         As of the close of business on September 29, 1999, Mr. Steans beneficially owned an aggregate of 356,444 shares of Common Stock, consisting of 312,000 shares of outstanding Common Stock and 44,444 shares of Common Stock (the "Conversion Shares") that would be issuable upon a conversion of the Convertible Debentures at their conversion price of $18.00 per share. Such ownership represents approximately 3.4% of the outstanding Common Stock.

         The filing of this Schedule 13D shall not be construed as an admission that any Filing Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other

CUSIP NO. 759929102000                                         Page 6 of 9 pages


purpose, the beneficial owner of any securities other than the securities stated herein to be beneficially owned by such Filing Person. Each Filing Person expressly disclaims beneficial ownership of any shares of Common Stock other than as attributed to such Filing Person in this Item 5, including any shares of Common Stock beneficially owned by any other Filing Person or party. Each Filing Person further disclaims the existence of a group. However, if the Filing Persons were considered to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act, each Filing Person would be considered to be the beneficial owner of an aggregate of 636,144 shares of Common Stock. Such ownership would represent approximately 6.0% of the outstanding Common Stock.

         The ownership percentages in this Schedule 13D are based upon (i) the 10,502,981 shares of Common Stock reported to be outstanding as of July 26, 1999 in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 and (ii) in the case of Mr. Steans, the 44,000 Conversion Shares (which, as required by the rules of the Securities and Exchange Commission, are considered to be outstanding for purposes of computing his beneficial ownership percentage).

                 -----------------------------------------------------
                                   GEORGE P. BAUER
                 -----------------------------------------------------
                       TRADE             SHARES          PRICE PER
                       DATE            PURCHASED           SHARE
                 ------------------ ----------------- ----------------
                      9-22-99                  5,600       14.63
                 ------------------ ----------------- ----------------
                      9-21-99                 15,000       14.75
                 ------------------ ----------------- ----------------
                      9-21-99                  6,000       14.63
                 ------------------ ----------------- ----------------
                      8-17-99                    900       15.94
                 ------------------ ----------------- ----------------
                      8-17-99                 21,000       16.00
                 ------------------ ----------------- ----------------
                      8-16-99                 15,000       16.00
                 ------------------ ----------------- ----------------
                      8-13-99                  1,400       16.00
                 ------------------ ----------------- ----------------
                      8-12-99                 12,000       16.00
                 ------------------ ----------------- ----------------
                      8-11-99                  8,000       16.00
                 ------------------ ----------------- ----------------
                      8-10-99                  6,000       16.00
                 ------------------ ----------------- ----------------
                      8-9-99                  10,000       15.94
                 ------------------ ----------------- ----------------
                      8-6-99                   2,800       16.13
                 ------------------ ----------------- ----------------
                      8-5-99                   3,000       15.88
                 ------------------ ----------------- ----------------
                      8-3-99                   2,000       15.88
                 ------------------ ----------------- ----------------
                      8-2-99                     500       15.75
                 ------------------ ----------------- ----------------
                      8-2-99                   1,300       15.88
                 ------------------ ----------------- ----------------
                      8-2-99                  10,000       16.25
                 ------------------ ----------------- ----------------
                      7-30-99                    800       15.75
                 ------------------ ----------------- ----------------
                      7-30-99                  4,000       15.88
                 ------------------ ----------------- ----------------
                      7-30-99                  1,400       15.94
                 ------------------ ----------------- ----------------

CUSIP NO. 759929102000                                         Page 7 of 9 pages


         The following table sets forth the transactions effected by Mr. Steans in the Common Stock during the past 60 days. All such transactions were made on the open market. Prices include commissions, if any.



        ---------------------------------------------------------------
                               HARRISON I. STEANS
        ----------------------- --------------------- -----------------
                                       SHARES             PRICE PER
               TRADE DATE             PURCHASED             SHARE
        ----------------------- --------------------- -----------------
               9/29/99                  5,000              $14.68
        ----------------------- --------------------- -----------------
               9/28/99                  3,000              $14.68
        ----------------------- --------------------- -----------------
               9/24/99                  9,500              $14.68
        ----------------------- --------------------- -----------------
               9/23/99                 42,500              $14.91
        ----------------------- --------------------- -----------------
               8/25/99                 13,000              $16.05
        ----------------------- --------------------- -----------------
               8/24/99                  2,000              $16.06
        ----------------------- --------------------- -----------------
               8/23/99                 20,900              $16.06
        ----------------------- --------------------- -----------------
               8/20/99                  6,400              $16.06
        ----------------------- --------------------- -----------------
               8/19/99                  6,000              $16.06
        ----------------------- --------------------- -----------------
               8/18/99                  4,500              $16.06
        ----------------------- --------------------- -----------------
               8/16/99                 19,200              $16.05
        ----------------------- --------------------- -----------------
               8/13/99                    800              $16.07
        ----------------------- --------------------- -----------------
               8/12/99                 20,000              $16.05
        ----------------------- --------------------- -----------------
                8/9/99                  7,000              $16.06
        ----------------------- --------------------- -----------------
                8/5/99                    500              $15.99
        ----------------------- --------------------- -----------------
                8/3/99                  1,000              $15.94
        ----------------------- --------------------- -----------------
               7/30/99                  2,000              $15.90
        ----------------------- --------------------- -----------------

In addition, Mr. Steans acquired $800,000 principal amount of the Convertible Debentures from the Issuer in a private placement on September 21, 1999.

         Each of Filing Person has sole voting and dispositive power with respect to the shares of Common Stock owned by him and the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

CUSIP NO. 759929102000                                         Page 8 of 9 pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         Other than their agreement to file jointly this Schedule 13D, the Filing Persons have no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.

CUSIP NO. 759929102000                                         Page 9 of 9 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                       Date:  September 30, 1999



                                       /s/ GEORGE P. BAUER
                                       ---------------------------
                                       Name: George P. Bauer




                                       /s/ HARRISON I. STEANS
                                       ---------------------------
                                       Name: Harrison I. Steans